SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.
Three Year Period Ending 2003
FORM U-12(I)-B (THREE-YEAR STATEMENT)
Statement Pursuant to Section 12(i) of Public
Utility Holding Company Act of 1935 by a Person
Regularly Employed or Retained by a Registered
Holding Company or a Subsidiary
Thereof and Whose Employment Contemplates Only
Routine Expenses As Specified in Rule 71(b)
(To be filed in DUPLICATE. If acknowledgment is desired, file in triplicate.)

			 1.  Name and business address of person
filing statement.
					George H. Williams, Jr.,

Cameron McKenna LLP 2175 K Street, N.W. Washington,
D.C.  20037
			 2.  Name and business addresses of any persons through
whom the undersigned proposes to act in matters included within the exemption provided by paragraph (b) of Rule U-71.
George H. Williams, Jr.       Bridget E. Shahan
					Joel F. Zipp             Robert C. Platt
			 3.  Registered holding companies and subsidiary
companies by which the undersigned is regularly employed or
retained.
					SCANA Corporation and its subsidiaries
			 4.  Position or relationship in which the undersigned is
employed
or retained by each of the companies named in item 3, and brief description of nature of services to be rendered in each such position or relationship.
					Legal Counsel
5.  (a)   Compensation received during the current year and
estimated to be received over the next two calendar years by the undersigned or others, directly or indirectly, for services
rendered by the undersigned, from each of the companies designated in item 3. (Use column (a) as supplementary statement only.)
Salary or other compensation:
							to be                 Person or
company
		Name of		received		received              from whom
received
				recipient		 (a)              (b)
or to
be received
George H. Williams, Jr.		       Regular billing
SCANA
Corporation
						rate plus expenses       and its
subsidiaries
Joel F. Zipp				  "                    "             "
			"
Bridget E. Shahan		  "                    "             "
	"
Robert C. Platt		       "                     "
"

	"
(b)    Basis for compensation if other than salary.
	6.  (To be answered in supplementary statement only.
See instructions.) Expenses incurred by the undersigned or other person named in item 2, above, during the calendar year in connection with the activities described in item 4, above, and the source or sources of reimbursement for same.
(a) Total amount of routine expenses charged to client:
(b) Itemized list of all other expenses:
Date:  January 30, 2001          (Signed): George H. Williams Jr.